Mr. Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

October 6, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7410

Re:  Travelzoo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-50171

Dear Mr. Gilmore:

We are writing in response to the comments we received from you by letter dated September 21, 2011, regarding the above-referenced filings of Travelzoo Inc. (the “Company”, “we” or “Travelzoo”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue recognition, page 23

1.
We note your disclosure regarding revenues earned from selling vouchers for deals from local businesses that the company applies a return allowance for potential voucher refunds. Please tell us how you considered disclosing the typical terms of the vouchers that would provide for such a refund or have any other type of performance obligation. In light of the relatively short history of this product offering tell us how you derive your estimate for refunds. In addition, explain why you do not present a roll-forward of the valuation account as prescribed by Rule 12-09 of Regulation S-X.

Response

Mr. Patrick Gilmore
October 6, 2011

The Company’s voucher terms allow for refunds to customers for up to 7 days after the voucher purchase. Although we disclosed that the Company applies a return allowance for potential voucher refunds, we did not believe further disclosure of specific terms of refunds was necessary as it was considered insignificant to our financial disclosures; revenues from Local Deals were less than 3% of total revenue for our year ended December 31, 2010, and the amount of revenue subject to refund as of December 31, 2010, was $555,000.

Due to the relatively short refund right of 7 days we were able to obtain multiple cycles of refund history in a relatively short period of time in order to estimate our refunds.  We considered ASC 650 footnote 55 guidance that indicates that the SEC staff typically would expect two years of experience to be able to make reasonable and reliable estimates. Based upon a more typical return right of 30 days this would equate to approximately 24 return cycles.  We reviewed the 20 return cycles we had experienced as of December 31, 2010 with our 7 day return right and determined, based upon the number of cycles and relatively consistent pattern of returns, that we had accumulated sufficient history of returns to determine a reasonable and reliable estimate of returns.

We did not present a roll-forward of our returns allowance as it was considered insignificant to our financial disclosures, representing less than 0.1% of current liabilities and less than 0.1% of net income for the year ended December 31, 2010.

2.
We note in the management presentations for the quarters ended December 31, 2010, March 31, 2011 and June 30, 2011 you disclose annual revenue per subscriber and indicate that increasing revenue per subscriber is a key driver of the company’s growth strategy. In your discussion of Reach on page 25 you disclose that management evaluates whether the company is able to convert higher Reach into higher revenues. Please tell us how you considered disclosing annual revenue per subscriber metric as a key performance indicator you use in managing your operations, including a discussion of any trends you have experienced in the metric and the underlying reasons for such trends. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response

We do not include disclosure of annual revenue per subscriber metric as a key performance indicator as we do not use this measure to manage our operations. This metric was used in our management presentation to illustrate our monetization of our subscriber base at a point in time, at a macro-level using annualized revenues; however, it is not used to manage our operations as it is too high-level.  In our discussion of Reach on page 25, we discuss how we monitor our page views and subscriber growth to measure our progress of increasing Reach.

Mr. Patrick Gilmore
October 6, 2011

Once we increase Reach, we evaluate whether and how we will convert this Reach into higher revenues. This conversion into higher revenues may come through existing and new offerings to the wider Reach and our ability to increase our rates based upon this increasing Reach. There is not necessarily a direct correlation between increased Reach and higher revenue because it depends on many factors such as the macro-economy, demographics of our Reach, the quality of the deals we offer and our ability to increase advertising rates. We address our revenues relative to our Reach on pages 26 and 27, in which we describe the changes in revenues relative to subscriber growth including the various advertising service formats that contributed as well as management’s approach to advertising rates.

Results of Operations
Revenues, page 26

3.
We note that in your management presentations for the quarters ended March 31, 2011 and June 30, 2011 and in the related conference calls with analysts, you disclose quarterly gross revenues for Local Deals. As you present these revenues in your financial statements net of payments to the businesses, please tell us how you considered separately disclosing the amount of net revenues from Local Deals and any other voucher offerings as reflected in your financial statements to provide investors with greater clarity regarding the relative significance of the company’s differing revenue streams and the impact on gross profit margin and overall results of operations. Please tell us the net revenues from Local Deals and other voucher sales for the year ended December 31, 2010 and for the quarters ended March 31, 2011 and June 30, 2011. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response

The service we provide is advertising and this advertising is provided in several different formats. For example, some of our formats historically have been Top 20, Newsflash, SuperSearch and Fly.com. We may internally group some of these formats together either based upon historical views of these formats or the managers interest in summarized information. Local Deals is merely another format of advertising that is emailed out to our subscribers and is available to our subscribers on our website. The gross revenue was used in our strategic section of our management presentation merely to illustrate our effort to continuously innovate new formats of advertising we can deliver to our subscriber base. We did not disaggregate these forms of advertising as we do not believe they are distinct or significant enough to provide any greater clarity on our ability to monetize our subscriber base. This different format of the same service is illustrated by the fact that some advertisers have shifted from one format of advertising such as Top 20 to Local Deals treating it as more of a format shift to ultimately achieve the same purpose, for example, to fill empty hotel rooms.

Mr. Patrick Gilmore
October 6, 2011

Disaggregating the impact of these formats on gross profit and operating profits would not be meaningful, and in certain cases we believe could be misleading, as there are many common costs between our different forms of advertising such as subscriber acquisition spending, marketing, technology and administrative costs. Further information on common costs is included in our response to your comment number 6.

We have provided you on a supplemental basis the net revenues for our Local Deal voucher-based sales for the year ended December 31, 2010, and for the quarters ended March 31, 2011 and June 30, 2011.

4.
Similarly, we note in your management presentations for the quarters ended December 31, 2010, March 31, 2011 and June 30, 2011 that one of management’s focus for 2011 is to bring Fly.com to profitability and to build on SuperSearch profitability. We further note that in your discussion and analysis you separately quantify in the amount of the increase in revenues attributable to search products, the increase in the amount of fees paid related to user searches on Fly.com, and the increase in marketing expenses for Fly.com. Please tell us how you considered separately disclosing the amount of revenues and related expense line items related to Fly.com and/or attributable to search products to provide investors with greater clarity regarding the relative significance of the company’s differing revenue streams and the impact on gross profit margin and overall results of operations. Please provide us with this information on a supplemental basis for the year ended December 31, 2010 and for the quarters ended March 31, 2011 and June 30, 2011.Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response

We separately disclosed on page 26 the dollar amount of fluctuation in revenues due to our search products as this assisted in providing some level of distinction to the change in advertising revenues. Similarly, we separately disclosed certain identifiable expenses associated with our search products and/or Fly.com if it contributed to an explanation of the fluctuation of an expense category.  We believe we are achieving our objective of the discussions in MD&A, to explain the fluctuations and trends, by highlighting changes in format revenue when relevant and we believe that disclosing total revenue by format would not enhance the fluctuation or trend discussion further.  In addition, we have not disclosed our search products total revenue as we view these revenues as merely another form of the same overall advertising service.  To further illustrate the similarity of revenue between formats, our search product revenue for example is click-based revenue meaning advertisers pay us for clicks delivered to their websites; however, we also earn revenues on a click basis for other forms of our advertising on our website in addition to search products.

Mr. Patrick Gilmore
October 6, 2011

Disaggregating the impact of these formats on gross profit and operating profits would not be meaningful, and in certain cases we believe could be misleading, as there are many common costs between our different forms of advertising such as subscriber acquisition spending, marketing, technology and administrative costs.  Further information on common costs is included in our response to your comment number 6.

We have provided you on a supplemental basis the net revenues for our search product sales for the year ended December 31, 2010, and for the quarters ended March 31, 2011 and June 30, 2011.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note (3) Commitments and Contingencies, page 50

5.
We note your disclosure on page 51 regarding the unclaimed property review conducted by the State of Delaware that the company is unable to predict the outcome of the unclaimed property review. We further note your disclosure on page 19 indicating that the company is not currently aware of any legal proceedings or claims pending or threatened that you believe will have, individually or in the aggregate, a material adverse effect on the company’s financial condition or results of operations. In light of the April 21, 2011 $20 million settlement with the State of Delaware, please describe for us how your Form 10-K disclosures complied with ASC 450 and Items 103 and 303 of Regulation S-K. In this regard, tell us the following:

·	Describe for us the timing of discussions with the State of Delaware during this review through the April 2011 agreement;
·	How you applied the loss contingency accrual criteria in ASC 450-20-25-2, including your assessment regarding probability and estimate of probable losses;
·	How you considered ASC 450-20-50-1 and the need to disclose the amount, if any, accrued;
·	How you considered the disclosure requirement of ASC 450-20-50-4 with respect to reasonably possible losses in excess of amounts accrued;
·	How you considered the disclosure requirements in Item 103 of Regulation S-K; and
·	How you considered the need to disclose known uncertainties that could significantly impact the company’s liquidity and results of operations as required by Item 303(a) of Regulation S-K.

Response

Travelzoo is the successor, by merger, to Travelzoo.com Corporation, a Bahamas corporation.  The merger became effective on April 25, 2002.  The merger agreement provided that

Mr. Patrick Gilmore
October 6, 2011

shareholders of the Bahamas corporation had a two-year period during which they were eligible to receive shares in Travelzoo in exchange for shares of the predecessor.  There were a total of 4,155,532 shares of Travelzoo which were not claimed by the deadline.  These were part of the 5,155,874 shares which were subscribed to, for no cash consideration, to persons who signed up for accounts on the website of the predecessor during a specified period in 2008.  There were conditions to the issuance of those shares, and management believes that a large number of subscribers did not satisfy the conditions and were therefore not eligible to receive shares of Travelzoo in the merger.

The time period for receiving shares in the merger expired in April of 2002.  Commencing with Travelzoo’s Quarterly Report on Form 10-Q filed August 13, 2004, and in each quarterly and annual report of the company thereafter through its Annual Report on 10-K for 2010, the company provided disclosure concerning the risk of claims being asserted in respect of the unissued shares.  The 2002 Form 10-K included the following, under "Risk Factors - Risks Related to the Market for our Shares - Claims may be asserted against us relating to shares not issued in our recent merger,” which is typical of the ongoing disclosures:

It is possible that claims may be asserted against us in the future by former stockholders of Travelzoo.com Corporation seeking to receive our shares, …. In addition, one or more jurisdictions, including the Bahamas or the State of Delaware, may assert rights to unclaimed shares under escheat statutes. If such escheat claims are asserted, we intend to challenge the applicability of escheat rights, among other reasons, in that the identity, residency and eligibility of the holders in question cannot be determined. There were certain conditions applicable to the issuance of shares to the Netsurfer stockholders, …. The Netsurfer stockholders were required to confirm their compliance with these conditions, and were advised that failure to comply could result in cancellation of their shares in Travelzoo.com Corporation…. If claims are asserted by persons claiming to be former stockholders of Travelzoo.com Corporation, we intend to assert that their rights to receive their shares expired two years following the effective date of the merger, as provided in the merger agreement. We also expect to take the position, if escheat or similar claims are asserted in respect of the unissued shares in the future, that we are not required to issue such shares. Further, even if it were established that unissued shares were subject to escheat claims, we would assert that the claimant must establish that the original Netsurfer stockholders complied with the conditions to issuance of their shares. We are not able to predict the outcome of any future claims which might be asserted relating to the unissued shares. If such claims were asserted, and were fully successful, that could result in us being required to issue up to an additional 4,115,532 shares of common stock for no additional payment, which would result in substantial dilution of the ownership interests of the other stockholders, and in the our earnings per share, which could adversely affect the market price of the

Mr. Patrick Gilmore
October 6, 2011

common stock.

Similar disclosure was included in Note 2 to the financial statements in the 10-K, under “Commitments and Contingencies.”

In the first quarter of 2010, Travelzoo received a letter from the State of Delaware, dated January 15, 2010, indicating that the Unclaimed Property office intended to conduct an examination, through a third party, ACS Unclaimed Property Clearinghouse (“ACS”), of Travelzoo’s compliance with Delaware’s escheat laws.  The letter made no reference to the unclaimed shares from the merger.

The initial conference call with ACS was held on March 16, 2010, and the company began providing information in response to inquiries from ACS.  Based on the status of the review at that time, Travelzoo included updated information concerning the unclaimed shares beginning with its Quarterly Report on Form 10-Q for the third quarter of 2010, including the following under Note 1 to the company’s condensed consolidated financial statements:

As indicated below, the Company is currently the subject of an unclaimed property review by representatives of the State of Delaware. If such escheat claims are asserted, whether as a result of such unclaimed property review or otherwise, the Company intends to challenge the applicability of escheat rights, in that, among other reasons, the identity, residency, and eligibility of the holders in question cannot be determined…. The Company is not able to predict the outcome of any future claims which might be asserted relating to the unissued shares. If such claims were asserted, and were fully successful, that could result in the Company being required to issue up to an additional approximately 4,067,000 shares of common stock for no additional payment.

Representatives of the State of Delaware are currently conducting an unclaimed property review of the Company. In response to information requests in this review, the Company has provided information concerning uncashed checks and other unclaimed property which may be in the custody of the Company. It is the Company’s understanding that, if it holds unclaimed property of third parties whose addresses are unknown (and, in the case of the unclaimed shares referred to above, if it is established that the subscribers were entitled to such shares), that property may be subject to escheat to the State of Delaware, because it is the jurisdiction of incorporation of the Company. In the review, the Company has also been requested to provide, and has provided, information concerning the unissued shares referred to above. No escheat claims have been asserted in respect of any such unissued shares, but it is possible that such claims may be asserted as a result of the review. The Company is unable to predict the outcome of the unclaimed property review.

Mr. Patrick Gilmore
October 6, 2011

On April 12, 2011, Travelzoo received, by email, “Preliminary Findings” from ACS under the escheat review, which showed, among other things, that 3,011,794 unclaimed shares were “demandable” by the State of Delaware.  No prior communications from ACS or the State of Delaware relating to the escheat review had asserted such a claim.

Following internal discussions among the board of directors, management and outside counsel relating to the escheat examination and the preliminary findings, a conference call was held on April 14 among the chief financial officer of Travelzoo, outside counsel to Travelzoo and the Delaware Office of Unclaimed Property.  During the call, the representative of the State of Delaware advised the company that the preliminary findings did not represent a demand for payment and that the State of Delaware had not issued any findings relating to the escheat review.  Representatives of Travelzoo described the company’s position relating to the unclaimed shares and its reasons for taking the position that the shares in question were not subject to escheat.  The Delaware official indicated that any claims which might be made would be subject to negotiation, and that he had the authority to settle issues relating to the escheat review.

During subsequent board discussions, the directors determined that it would be in the best interests of the company and its shareholders if the Delaware escheat issues could be settled promptly, on reasonable terms, rather than dealing with the uncertainty of an unresolved potential claim relating to over 3 million shares, which had a market value at the time of over $230 million.  Following discussion of the risks involved, the procedures which would be involved in contesting any claim by the State of Delaware and the length of time that there would remain uncertainty as to any potential liability by the company, the board authorized management and outside counsel to make an offer of settlement to the State of Delaware.  There followed a series of telephone calls between representatives of the company and the State of Delaware, resulting in an agreement in principle, on April 15, 2011, to settle all issues relating to the escheat review for a cash payment to Delaware by Travelzoo of $20 million.  The formal settlement and release agreement was signed on April 21, and Travelzoo announced the settlement on that day as a part of its quarterly earnings announcement.

As indicated above, Travelzoo has provided ongoing disclosure concerning the unissued shares and the Delaware review, as well as the uncertainty as to any claims that might be asserted relating to the unissued shares.     Until receipt of the preliminary findings on April 12, 2011, Travelzoo had no basis to estimate the probability or amount of any loss contingency and, therefore, did not accrue for any liability prior to the first quarter of 2011 in accordance with ASC 450-20-25-2. Travelzoo believes the disclosure of both the nature of the contingency and maximum shares subject to this contingency was in accordance with ASC 450-20-50-4. In addition, Travelzoo considered the escheat audit as a routine audit, the lack of any findings from

Mr. Patrick Gilmore
October 6, 2011

the State of Delaware prior to April 12, 2011 as well as the continued disclosure of the contingency in financial statements, when assessing the adequacy of disclosure provided in Item 103 of Regulation S-K and Item 303(a) of Regulation S-K.  Within a matter of days following receipt of those preliminary findings, Travelzoo was able to finally resolve and settle the potential liability, which was disclosed in its press release the day the settlement was signed, and was reflected in the subsequent Quarterly Report on Form 10-Q filed on May 10, 2011 under Note 1 to the company’s condensed consolidated financial statements and under Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Operating Expenses – Settlement with State of Delaware, among other places.

Note (8) Segment Reporting and Significant Customer Information, page 58

6.
We note your disclosure that the company manages its business geographically and has two operating segments: North America and Europe. In light of your disclosure of gross revenues for Local Deals in your March 31, 2011 and June 30, 2011 management presentations and your MD&A disclosure of the fluctuations in revenues and certain expense line items attributable to search products, please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business segments:

·	Describe for us the company’s internal management reporting process, including organization and reporting structure;
·	Identify the company’s chief operating decision maker (“CODM”);
·	Identify any segment managers;
·	Describe how resources are allocated and performance is evaluated throughout your organization;
·	Describe for us the internal management reports, including the level of detail of financial information gathered and reviewed for your different business units;
·	Identify any business units that you believe meet the definition of an operating segment that are aggregated within your reportable segments;
·	Provide us with an example of the internal management reports provided to the CODM; and
·	Provide us with an example of the information regarding the company’s results that is provided to the company’s Board.

Response

Overview

We believe it is important to highlight the primary nature of our business that we manage when considering the manner in which we manage it.  As summarized in our business section on Page

Mr. Patrick Gilmore
October 6, 2011

3, we are a global Internet media company that informs our millions of subscribers worldwide about the best travel and entertainment deals available from thousands of companies. Our revenues are generated from advertising fees. We generate these advertising fees in several different ways, or formats; however, the service provided to our subscribers worldwide remains the same regardless of format; the service is to present subscribers with really interesting high quality travel and entertainment deals. Likewise, the service provided to our advertisers remains the same regardless of format, to provide them with the opportunity to reach high quality users of their travel and entertainment services for which they pay us an advertising fee.

We manage this advertising business by geography; North America and Europe. We began our business originally in North America and thereafter expanded to Europe, and therefore our historic management structure is based on this geographic structure and this is the ultimate manner in which we allocate resources, communicate to our Board and communicate to our shareholders. We have found over time that the differences both in advertising markets between these geographies and management as well as the inter-relationships of our advertising formats by geography, all lend itself to management of resources at the geographic level. There are, however, some formats (i.e. similar to product lines) of our advertising that we disaggregate further in order to provide our managers some more detailed information. We have revenues split by these formats; however, for the expenses we only display certain expenses and do not include many shared expenses.  For this reason, we do not rely upon margin information by format to allocate resources amongst formats. Ultimately, we allocate resources based upon how the geography is performing in total as it is one advertising business as a whole in that geography, which has many overlapping dependencies between the various formats; most notably our subscriber base.

Segment Reporting

In accordance with ASC 280-10-50, we determined that our Chief Operating Decision Maker (CODM) is our Chief Executive Officer (CEO) and that we have two operating segments (North America and Europe segments) as resources are allocated based at this level of operating performance.

The CODM receives financial information for both North America and Europe segments, including information that further disaggregates the segment revenue into certain advertising formats including Publications, Local Deals, SuperSearch and Fly.com. In addition, certain direct expenses are broken out for these formats as well. The CODM does not rely upon the disaggregated information within each segment to allocate resources as there are significant shared costs and some aspects of shared format revenue which render this sub-segment information incomplete for proper resource allocation decisions between these formats.

Mr. Patrick Gilmore
October 6, 2011

There are certain aspects of the expense by format that do not allow the CODM to rely upon the disaggregated information within North America and Europe segments; for example:

·
Spending that is required to continue the growth of our subscriber base, which is significant each quarter, is maintained as expenses in our Publications format; however, all the other formats benefit from the subscriber spending as it is our subscribers generating the activities in each format. For example, our Local Deals format is delivered to our subscriber base and close to half of our traffic that we get on our Fly.com and SuperSearch formats is coming from our subscribers, or general visitors to our website that result from subscriber spending.

·	Technology costs and majority of product development costs are maintained separately and only allocated to our existing geographic segments.

·	Facilities costs for all the formats including Local Deals, Fly.com and SuperSearch are maintained as an expense under the Publications format.

·	Marketing expense such as broad advertising campaign expenses are included in our Publications format; however all the other formats benefit from these campaigns.

·	Our Publications sales staff sells Local Deals in the form of Getaways; however, the expense is maintained in our Publications format.

·
Our production staff that assist in producing content to display our deals are regularly shared between our Publications and Local Deals formats; however, the expense is maintained in our Publications format.

·
We are leveraging existing advertiser relationships maintained by the Publications format to generate Local Deals revenue; however, no cost is reflected for the use of these existing relationships in our Local Deals format.

·	Our finance and human resources costs are not allocated to the individual formats as expense.

There are certain aspects of the revenue by format that do not allow the CODM to rely upon the disaggregated information within North America and Europe segments; for example:

·
Revenues in one period from advertisers could be reflected in our Publications format and then shift to Local Deals in the next period, which depends on the format chosen by the advertiser or presented by the sales person.  When we are looking at the needs of the advertiser and how we apply resources to solving those needs we are not concerned with separate resources available between formats. Our primary focus is to maximize return overall for the segment while solving the advertiser’s problem and delighting the customer with a great deal. Given this, the CODM is not making resource allocations based on format information within the segment.

Mr. Patrick Gilmore
October 6, 2011

·

The SuperSearch and Fly.com formats exist to provide each segment (North America and Europe) the level of traffic to continue to be a highly visited travel site. This allows for either rate increases or increased interest in advertisers to advertise using Publications and/or Local Deals formats and ultimately increasing revenue. This illustrates that the existence of these search formats is intended to benefit the entire segment.

·
There are inter-format activities that occur in our effort to promote our different formats that essentially would result in inter-format revenues and expenses; these are not all reflected in the format breakdown of format revenues, which therefore make it difficult to assess each individual formats performance.

Further indicators that that the CODM allocates resources at the North America and Europe segment level are as follows:

·
The amount of subscriber spending, which is captured as a sub-segment expense in the Publications format, regularly is impacted by the overall performance of the geographic operating segment. This greatly impacts the individual results of the Publications format and it is primarily driven by the overall operating segment results.

·	The rate of hiring in one format is impacted more by the overall performance of the geographic operating segment than the performance, or rather the displayed performance, of the individual format.

·
Our management decisions on certain formats such SuperSearch and Fly.com are often made to enhance the operating segment and not necessarily these individual formats. For example, if we increase direct spending on these formats we likely will increase revenues; however, based on the level of expense required this could appear to be an unprofitable decision for these formats individually. We often make this decision based upon the overall operating segment benefits we are seeking such as increased awareness and branding.

·
Our decision to offer Local Deals format to our existing Publications format advertisers is a decision that could potentially increase overall revenues for the segment; however, in several cases it has lowered revenue for our Publications format.

In consideration of all these factors that incorporate the manner in which our CODM allocates resources, we concluded our operating segments should be designated as North America and Europe and that these segments would be appropriately defined as reportable segment under ASC 280-10-50 due to their quantitative significance.

The specific information you requested is addressed or referenced below:

·	Internal Management Reporting Process:

Mr. Patrick Gilmore
October 6, 2011

·
Our management reporting process summarizes North America and Europe segments and, as previously discussed, including certain formats disaggregated such as revenues and certain expenses displayed for Publications, Local Deals, SuperSearch and Fly.com. This information is prepared primarily by the Finance group for the quarter and provided to the CODM.  The CODM does not rely on the format split information for resource allocation due to the many inter-relationships between formats and the shared costs between disaggregated format information that are not reflected.

·
The organizational structure is as follows: CEO direct reports are President of North America (NA), head of NA Local Deals, head of NA SuperSearch, head of NA Fly.com, Photo Director, Senior Vice President of Europe (EU), head of Local Deals EU, head of Fly.com EU, heads of Technology and Product Development, head of Human Resources and CFO.

·
There are many inter-relationships in the manner in which even the direct reports work on various aspects of the geographic segments. For example, the head of NA SuperSearch was leading the development of a version of our Local Deals format called Getaways that is included in our NA Publications, as well as working on distribution of our content from both Local Deals and Publications to other website networks and this revenue is maintained by NA Publications. The Product Development head works on the various formats within in a segment without directly charging the inter-segment formats.   In addition, it is important to note that two of the most senior CEO direct report business managers are at the North America and Europe level and the CEO works with them in this capacity from a market and overall business management standpoint, regardless of the reporting lines of the others in the those regions.

·	Segment Manager

·
The CEO/CODM is the operating segment manager for the North America segment as well as the Europe operating segment. Until July 2010, the current CEO was the segment manager for Europe; upon taking the CEO role in July 2010 he maintained this role as he was very familiar with this business having built it over the previous 5 year period. Upon taking on the CEO role in July 2010, the CEO also took on the role of segment manager of North America. His focus on resource allocation is based upon the performance at the North America and Europe level due to previously discussed inter-relationships among the sub-segment formats.

Mr. Patrick Gilmore
October 6, 2011

·
Resource Allocation and Performance

As previously discussed, the CODM allocates resource based upon performance of at the North America and Europe Level due to the inter-relationships among the sub-segment formats.

·	Detail Financial Information

Previously, we summarized the level of detailed financial information available to the CODM and the level of reliance on this information for resource allocation, which is ultimately made at the North America and Europe level.

·	Operating and Reportable Segments

As previously discussed, we believe that the North America and Europe businesses meet the definition of an operating segment as the CODM allocates resources at this level and there is complete discrete financial information at this level. We believe our operating segments meet the definition of reportable segments based upon the quantitative thresholds.

·	Example Reports

We have provided to you, on a supplemental basis, an illustrative copy of our internal management reports and illustrative copy of our results that are provided to our Board.

7.	As a related matter, please describe for us your consideration ASC 280-10-50-40 and separately disclosing of revenues for your voucher programs and search products.

Response

We have considered the disclosure of product and service revenues as required by ASC 280-10-50-40. As we previously discussed in the overview section of our response to your comment number 6, we provide one service, this is an advertising service. We provide this service to highlight high-quality travel and entertainment deals that will continue to delight our subscriber base. Although the form of advertising may vary, it fulfills a very consistent need for the advertisers; to sell their hotel rooms, restaurant meals, airline flights, spa treatments etc. Since we provide one service, which is an advertising service, we believe we meet the disclosure requirements of ASC 280-10-50-40.

Mr. Patrick Gilmore
October 6, 2011

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 943-2409 or by email gceremony@travelzoo.com  with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Ceremony

Glen Ceremony
Chief Financial Officer